NewsRelease TC Energy commences collection of tolls on Southeast Gateway pipeline • Final project cost is approximately US$3.9 billion, 13 per cent under original cost estimate • Supplies affordable, reliable and sustainable natural gas to fuel Mexico’s economic growth CALGARY, Alberta – June 27, 2025 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that it has commenced the collection of tolls from the Comisión Federal de Electricidad (CFE) for the Southeast Gateway pipeline and has been paid by the CFE for the month of May, on time in accordance with our contract. We continue to work with the newly constituted Comisión Nacional de Energía (CNE) to obtain the approval of our regulated rates as soon as possible, which is required to provide service to potential future interruptible service users on Southeast Gateway other than the CFE. The Southeast Gateway pipeline, a 1.3 Bcf/d, 715-kilometre natural gas pipeline, was constructed approximately 13 per cent under the original cost estimate in less than three years from the project's final investment decision. Southeast Gateway was the first significant energy infrastructure project constructed under our successful public-private partnership with the CFE. “The successful completion of the Southeast Gateway pipeline reflects the unwavering commitment of our team, the CFE and the Ministry of Energy (SENER) to support Mexico’s expanding energy demand and future economic development,” said François Poirier, TC Energy’s President and Chief Executive Officer. To advance Mexico’s economic growth and energy security, the Government of Mexico has announced plans to add approximately 8.5 gigawatts of newly installed capacity from natural gas power plants. The Southeast Gateway pipeline, along with the Company’s other assets in Mexico, is positioned to play a vital role in supporting this initiative and the transition to lower-emission, more reliable energy sources. About TC Energy We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low-risk investments in power generation. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward- looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made, and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522